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                           November 21, 2022

       Jian Guo
       Chief Financial Officer
       Karat Packaging Inc.
       6185 Kimball Avenue
       Chino, CA 91708

                                                        Re: Karat Packaging
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
15, 2022
                                                            File No. 333-268397

       Dear Jian Guo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing